05038238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** AND ENDING **December 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MOLECULAR SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 PARK AVENUE, 34TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10152**
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX LIPE **(212) 795-8500**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE 9TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **ALEX LIPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MOLECULAR SECURITIES INC.**, as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

SWORN TO BEFORE ME THIS 25th
DAY OF February **2005**
STATE OF NEW YORK
}S.S.
COUNTY OF Bronx

Alex Lipe
Signature

PRESIDENT

RON COZART
Notary Public, State of New York
No. 01CO6114653
Qualified in Bronx County
Commission Expires August 23, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Molecular Securities Inc.

Statement of Financial Condition

December 31, 2004

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Molecular Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Molecular Securities Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 21, 2005

Molecular Securities Inc.

Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	993,341
Accounts receivable - advisory clients		818,383
Furniture, equipment and leasehold improvements, less accumulated depreciation of $88,631		806,094
Other assets		151,282
	$	2,769,100

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	102,033
Income taxes payable		7,794
Deferred tax liability		57,719
Deferred rent credit		73,473
Other liabilities		5,620
		246,639
Stockholder's Equity:		
Common stock, par value of $.01, 100 shares authorized, issued and outstanding		1
Additional paid-in capital		494,571
Retained earnings		2,027,889
		2,522,461
	$	2,769,100

See Notes to Financial Statements.

Molecular Securities Inc.

Notes to Statement of Financial Condition

Note 1. Organizational

Molecular Securities Inc. (the "Company") was incorporated on June 19, 2000. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M & A") transactions.

The provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection: Reserves and Custody of Securities) do not apply to the Company since, pursuant to Paragraph (k)(2)(i) of such rule, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 2. Significant Accounting Policies

Furniture, equipment and leasehold improvements: Depreciation of furniture and equipment is provided for by the straight-line method over the estimated useful life of the assets, ranging from three to seven years. Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Income taxes: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting estimates: The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

New accounting standard: The FASB has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission ("SEC"). Adoption of this statement did not have any significant effect on the accompanying financial statements.

Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2004:

Furniture and equipment	$ 508,710
Leasehold improvements	195,562
Artwork	138,460
Automobile	51,993
	894,725
Less: Accumulated depreciation	(88,631)
	$ 806,094

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital and net capital requirements of $804,421 and $12,595, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.23 to 1.

Note 5. Income Taxes

The Company reports its income and expenses for income tax purposes on the cash basis of accounting. A deferred tax liability has been recorded relating to those items recognized for financial reporting, principally receivables and payables, which are recognized for tax purposes when collected or paid.

Note 6. Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. At December 31, 2004, deposits exceeded federally insured limits.

At December 31, 2004 accounts receivable consist of amounts due from one client, which was fully collected subsequent to year-end.

Note 7. Commitments and Contingencies

Lease Commitment: The Company is obligated under a lease for office space through October 2009 which require minimum annual rentals as follows:

2005	$ 319,226
2006	319,226
2007	325,066
2008	330,905
2009	275,754
	$ 1,570,177

Deferred rent credit included in the accompanying balance sheet results from rent expense being recorded on a straight-line basis over the lease term. A security deposit by letter of credit has been issued to the owner of the facility. Restricted cash of $120,000 is held by the Company's bank in commercial deposits which may be drawn against the letter of credit. The restricted cash is included in other assets.